                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                                (RULE 13e-100)

                 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                              PAMECO CORPORATION
                              ------------------
                             (Name of the Issuer)

                              PAMECO CORPORATION
                           PAMECO ACQUISITION, INC.
                           LITTLEJOHN FUND II, L.P.
                       LITTLEJOHN ASSOCIATES II, L.L.C.
                           ANGUS C. LITTLEJOHN, JR.
                         QUILVEST AMERICAN EQUITY LTD.
                         -----------------------------
                      (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   697934107
                                   ---------
                     (CUSIP Number of Class of Securities)

        Angus C. Littlejohn, Jr.        James D. Epstein, Esq.
        Littlejohn & Co., L.L.C.        Elam M. Hitchner, III, Esq.
        115 East Putnam Avenue          Pepper Hamilton LLP
        Greenwich, CT 06830             3000 Two Logan Square
        (203) 552-3500                  Eighteenth and Arch Streets
                                        Philadelphia, Pennsylvania 19103
                                        (215) 981-4000
        -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications
                    on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing
          -----------------------------------------------------------
          Transaction Valuation*            Amount of Filing Fee $279
               $1,395,080
          -----------------------------------------------------------

______________________________

* For purposes of calculating the filing fee only. This amount assumes the purchase of 3,100,178 outstanding shares of Common Stock, par value $.01 per share, of Pameco Corporation ("Common Stock"), at $0.45 cash per share.

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11, equals 1/50 of one percent of the value of the securities to be purchased.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $279

Form or Registration No.:  Schedule 14A

Filing Party:  Pameco Corporation

Date Filed:  March 16, 2001

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

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement (this "Schedule 13E-3") relates to the Agreement and Plan of Merger dated as of March 6, 2001 (the "Merger Agreement") between Pameco Corporation, a Delaware corporation ("Pameco," the "Issuer" or the "Company"), and Pameco Acquisition, Inc., a Delaware corporation ("Pameco Acquisition"). The persons filing this Schedule 13E-3 are Pameco, Pameco Acquisition, Littlejohn Fund II, L.P., a Delaware limited partnership ("Littlejohn"), Littlejohn Associates II, L.L.C., a Delaware limited liability company and the general partner of Littlejohn ("LJ Associates"), Angus C. Littlejohn, Jr., the manager of LJ Associates ("Mr. Littlejohn"), and Quilvest American Equity Ltd., a British Virgin Islands international business company ("Quilvest").

     The Merger Agreement provides, among other things, for the merger of Pameco Acquisition with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (a) each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company will be converted into the right to receive $0.45 in cash (except for (i) any shares held by a holder who has taken all actions required to perfect such holder's appraisal rights under Delaware law, (ii) any shares held by the Company as treasury shares, (iii) any shares held by Pameco Acquisition or (iv) any shares held by any subsidiary of the Company, which shares in the cases of (ii) - (iv) shall be canceled and retired); (b) each outstanding share of common stock, par value $0.01 per share, of Pameco Acquisition ("Pameco Acquisition Common Stock") will be converted into that number of shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the nearest higher whole number to the quotient of (x) the number of shares of Common Stock outstanding at the effective time, divided by
(y) 10; and (c) each outstanding share of Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share, of the Company ("Series A Preferred Stock"), Series B Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series B Preferred Stock"), and Series C Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock," and together with the Series A Preferred Stock and the Series B Preferred Stock, the "Preferred Stock"), will remain outstanding and will not be exchanged, cancelled or modified in the Merger.

     As of the date hereof, Littlejohn and Quilvest (the "Buyers"), beneficially own approximately 67.8% and 19.2%, respectively, of the outstanding Common Stock (assuming conversion of all outstanding shares of Preferred Stock, and excluding beneficial ownership of shares of Common Stock which may be obtained in connection with the Merger). As of the date hereof, Littlejohn and Quilvest own 80% and 20%, respectively, of the outstanding Pameco Acquisition Common Stock.

     Immediately after the Merger, Littlejohn and Quilvest will own approximately 80.8% and 19.2%, respectively, of the outstanding common stock of the Surviving Corporation (assuming conversion of all outstanding shares of preferred stock of the Surviving Corporation).

     Littlejohn & Co., L.L.C. ("Littlejohn & Co"), a Delaware limited liability company, provides certain investment advisory and management services to Littlejohn. The principal business of Littlejohn and LJ Associates is to make control investments in under-performing companies.

     Quilvest is a subsidiary of Quilvest Overseas, Ltd., a British Virgin Islands international business company ("QOL"). The principal business of QOL and Quilvest is the making of direct and indirect equity and debt investments in various parts of the world and in the United States, respectively. QOL is a subsidiary of Quilvest S.A. ("QV"), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded in the Paris and Luxembourg Stock Exchanges. QV's principal business is serving as an investment holding company.

     Concurrently with the filing of this Schedule 13E-3, Pameco is filing with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of Pameco will be given notice of, and proxies with respect to voting in connection with, the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

     All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company, all information concerning Quilvest has been supplied by Quilvest, and all information concerning Littlejohn has been supplied by Littlejohn.

Item 1.   SUMMARY TERM SHEET.
          ------------------

          The information set forth in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the Proxy Statement is incorporated herein by reference.

Item 2.   Subject Company Information.
          ---------------------------

          (a) Name and Address. The information sat forth in the sections
              ----------------
entitled "SUMMARY -- The Parties" and "PARTIES TO THE MERGER AGREEMENT AND NEW STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

          (b) Securities. The class of equity securities that is the subject of
              ----------
the Rule 13e-3 transaction to which this Schedule 13E-3 relates is common stock, par value $.01 per share, of the Company. As of March 6, 2001, there were approximately 3,100,178 shares of Common Stock issued and outstanding. The information set forth in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING" in the Proxy Statement is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth in the section
              ------------------------
entitled "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

          (d) Dividends. The information set forth in the section entitled
              ---------
"PRICE RANGE OF COMMON STOCK AND DIVIDENDS--Dividends" in the Proxy Statement is incorporated herein by reference.

          (e) Prior Public Offerings. The Company has made no underwritten
              ----------------------
public offering of the Common Stock for cash during the past three years that the Common Stock was registered under the Securities Act of 1933, as amended (the "Securities Act"), or exempt from registration thereunder pursuant to Regulation A thereunder.

          (f) Prior Stock Purchases. The information set forth in the section
              ---------------------
entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 3.   Identity and Background of Filing Persons.
          -----------------------------------------

          (a), (c) Name and Address; Business and Background of Natural Persons.
                   ------------------------------------------------------------
This Statement is being filed by Pameco, Pameco Acquisition, Littlejohn, LJ Associates, Mr. Littlejohn and Quilvest. With respect to Pameco, Pameco Acquisition, Littlejohn, LJ Associates and Quilvest and certain affiliates (other than natural persons), please refer to Schedule 1. With respect to Mr.
                                              ----------
Littlejohn, please refer to Schedule 2. Schedule 1 and Schedule 2 to this
                            ----------  ----------     ----------
Schedule

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

13E-3 also set forth certain information as required by Instruction C regarding the general partner of Littlejohn, each person controlling such general partner, the executive officers and directors of Pameco, Pameco Acquisition and Quilvest, respectively, and the executive officers and directors of corporations controlling Quilvest. To the best knowledge of the filing persons, none of the natural persons listed on Schedule 2 has been convicted in a criminal proceeding
                          ----------
(excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws. The information set forth in the sections entitled "SUMMARY -- The Parties," and "PARTIES TO THE MERGER AGREEMENT AND NEW STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

     (b) Business and Background of Entities. With respect to Pameco, Pameco
         -----------------------------------
Acquisition, Littlejohn and Quilvest and corporations controlling Pameco, Pameco Acquisition, Littlejohn and Quilvest, please refer to Schedule 1. To the best
                                                      ----------
knowledge of the filing persons, none of the entities listed on Schedule 1 has
                                                                ----------
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws. The information set forth in the sections entitled "DIRECTORS AND EXECUTIVE OFFICERS," "SUMMARY -- The Parties," and "PARTIES TO THE MERGER AGREEMENT AND NEW STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

Item 4.   Terms of the Transaction.
          ------------------------

          (a)(1) Tender Offers. Not applicable.
                 -------------

          (a)(2) Material Terms. The information set forth in the sections
                 --------------
entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET," "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING," "RECENT DEVELOPMENTS," "SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "Recommendation of the Special Committee and Board of Directors; Reasons for the Merger," "--The Buyers' Purpose and Reasons for the Merger," "--Certain Federal Income Tax Consequences," "--Accounting Treatment," "--Merger Financing; Source of Funds," "REGULATORY MATTERS" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

     (c) Different Terms. The information set forth in the sections entitled
         ---------------
"SUMMARY TERM SHEET," "SUMMARY," "SPECIAL FACTORS -- Interests in the Merger that Differ from Your Interests," "THE MERGER AGREEMENT," "PREFERRED STOCK," and "THE NEW STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the section entitled
         ----------------
"SPECIAL FACTORS -- Dissenters' Rights of Stockholders" in the Proxy Statement is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The Company has made no
         --------------------------------------------
provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

     (f) Eligibility for Listing or Trading. Not applicable.
         ----------------------------------

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

         (a) Transactions. The information set forth in the section entitled
             ------------
"SPECIAL FACTORS -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (b) Significant Corporate Events. The information set forth in the
             ----------------------------
sections entitled "SPECIAL FACTORS -- Background of the Merger" and "--Purpose of the Merger; Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) Negotiations or Contacts. The information set forth in the sections
             ------------------------
entitled "SPECIAL FACTORS -- Background of the Merger," "--The Buyers' Purpose and Reasons for the Merger," and "--Interests in the Merger that Differ from Your Interests" in the Proxy Statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The
             -----------------------------------------------------
information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "--Interests in the Merger that Differ from Your Interests," "THE MERGER AGREEMENT," "PREFERRED STOCK," "THE SECURITIES PURCHASE AGREEMENT," "THE SHAREHOLDERS AGREEMENT," "THE NEW STOCKHOLDERS AGREEMENT," and "OTHER AGREEMENTS" in the Proxy Statement is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

         (b) Use of Securities Acquired. The information set forth in the
             --------------------------
section entitled "SUMMARY," "SPECIAL FACTORS -- Purpose of the Merger; Certain Effects of the Merger," "--Plans for Pameco Following the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) Plans. The information set forth in the sections entitled
             -----
"SUMMARY," "SPECIAL FACTORS -- Plans for Pameco Following the Merger," "--Purpose of the Merger; Certain Effects of the Merger" and "--Interests in the Merger that Differ from Your Interests" in the Proxy Statement is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects in a Going-Private
          --------------------------------------------------------------
Transaction.
-----------

          (a) Purposes. The information set forth in the sections entitled
              --------
"SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger," "--The Buyers' Purpose and Reasons for the Merger," and "--Opinion of Special Committee's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

          (b) Alternatives. The information set forth in the sections entitled
              ------------
"SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger," "--The Buyers' Purpose and Reasons for the Merger" and "--Opinion of Special Committee's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

          (c) Reasons. The information set forth in the sections entitled
              -------
"SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger," "--The Buyers' Purpose and Reasons for the Merger" and "--Opinion of Special Committee's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

          (d) Effects. The information set forth in the sections entitled
              -------
"SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS -- Purpose of the Merger; Certain Effects of the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger," "--Interests in the Merger that Differ from Your Interests," "--Plans for Pameco Following the Merger," "--Certain Federal Income Tax Consequences" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

Item 8.   Fairness of the Going-Private Transaction.
          -----------------------------------------

          (a) Fairness. The information set forth in the sections entitled
              --------
"SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger," "--The Buyers' Purpose and Reasons for the Merger" and "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

          (b) Factors Considered in Determining Fairness. The information set
              ------------------------------------------
forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," " --The Buyers' Purpose and Reasons for the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Mergers," "--Opinion of Special Committee's Financial Advisor" and "Appendix C -- McDonald Investments Opinion" in the Proxy Statement is incorporated herein by reference.

          (c) Approval of Security Holders. The information set forth in the
              ----------------------------
sections entitled "SUMMARY TERM SHEET,""QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock Entitled to Vote," and "--Voting Rights" in the Proxy Statement is incorporated herein by reference.

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

          (d) Unaffiliated Representative. The information set forth in the
              ---------------------------
sections entitled "SPECIAL FACTORS -- Background of the Merger,"
"--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" and "--Interests in the Merger that Differ from Your Interests" in the Proxy Statement is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the sections
              ---------------------
entitled "SPECIAL FACTORS -- Background of the Merger" and "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

          (f) Other Offers. The information set forth in the sections entitled
              ------------
"SPECIAL FACTORS -- Background of the Merger," "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger," and "--Opinion of Special Committee's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Negotiations.
          ----------------------------------------------

          (a) Report, Opinion or Appraisal. The information set forth in the
              ----------------------------
sections entitled "SPECIAL FACTORS -- Opinion of Special Committee's Financial Advisor" and "RECENT DEVELOPMENTS" in the Proxy Statement is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal. The
              --------------------------------------------------------
information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "--Opinion of Special Committee's Financial Advisor" and
"Appendix C -- McDonald Investments Opinion" in the Proxy Statement is incorporated herein by reference.

          (c) Availability of Documents. The information set forth in the
              -------------------------
section entitled "Appendix C -- McDonald Investments Opinion" in the Proxy Statement is incorporated herein by reference.

Item 10.  Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          (a) Source of Funds. The information set forth in the section entitled
              ---------------
"SPECIAL FACTORS -- Merger Financing; Source of Funds" is incorporated herein by reference.

          (b) Conditions. Not applicable.
              ----------

          (c) Expenses. The information set forth in the section entitled
              --------
"SPECIAL FACTORS -- Merger Financing; Source of Funds" in the Proxy Statement is incorporated herein by reference.

          (d) Borrowed Funds. Not applicable.
              --------------

Item 11.  Interest in Securities of the Subject Company.
          ---------------------------------------------

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

          (a) Securities Ownership. The information set forth in the section
              --------------------
entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

          (b) Securities Transactions. The information set forth in the section
              -----------------------
entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.
          ----------------------------------

          (d) Intent to Tender or Vote in a Going-Private Transaction. The
              -------------------------------------------------------
information set forth in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING," "SPECIAL FACTORS -- Background of the Merger," "--Purpose of the Merger; Certain Effects of the Merger" "--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" and "THE NEW STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

          (e) Recommendations of Others. The information set forth in the
              -------------------------
sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET," "INFORMATION CONCERNING THE SPECIAL MEETING," and "SPECIAL FACTORS -- Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

Item 13.  Financial Statements.
          --------------------

          (a) Financial Information. The information set forth in the sections
              ---------------------
entitled "SELECTED HISTORICAL FINANCIAL DATA OF PAMECO", "RECENT DEVELOPMENTS" and "Appendix F --Quarterly Report on Form 10-Q for the quarter ended November 30, 2000," and "Appendix E -- Amended Annual Report on Form 10-K/A for the year ended February 29, 2000" in the Proxy Statement is incorporated herein by reference.

          (b) Pro Forma Information. Not applicable.
              ---------------------

Item 14.  Persons/Assets Retained, Employed, Compensated or Used.
          ------------------------------------------------------

          (a) Solicitations or Recommendations. The information set forth in the
              --------------------------------
section entitled "INFORMATION CONCERNING THE SPECIAL MEETING -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

          (b) Employees and Corporate Assets. The information set forth in the
              ------------------------------
section entitled "INFORMATION CONCERNING THE SPECIAL MEETING -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

Item 15.  Additional Information.
          ----------------------

          (b) Other Material Information. The information set forth in the
              --------------------------
sections entitled "PREFERRED STOCK," "THE SECURITIES PURCHASE AGREEMENT," "THE SHAREHOLDERS AGREEMENT," "THE NEW STOCKHOLDERS AGREEMENT" and "OTHER AGREEMENTS" in the Proxy Statement is incorporated herein by reference.

Item 16.  Exhibits.
          --------

          (a)(2) Preliminary proxy statement on Schedule 14A filed by Pameco with the Securities and Exchange Commission on March 16, 2001 (incorporated herein by reference to the Proxy Statement).

          (c) Opinion of McDonald Investments, Inc. (incorporated herein by reference to Appendix C of the Proxy Statement).

          (d)(1) Agreement and Plan of Merger, dated as of March 6, 2001, by and between Pameco Corporation and Pameco Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

          (d)(2) Certificate of Incorporation of Pameco Corporation, as amended (incorporated herein by reference to Pameco's Report on Form 8-K dated December 6, 2000, File No. 001-12837).

          (d)(3) Securities Purchase Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

          (d)(4) Shareholders Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., Quilvest American Equity Ltd. and Willem F.P. de Vogel (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

          (d)(5) Registration Rights Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

          (d)(6) Stockholders Agreement, dated as of March 6, 2001, by and among Pameco Acquisition, Inc., Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Appendix B of the Proxy Statement).

          (d)(7) Term Sheet, dated January 16, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

          (d)(8) Amendment No. 1 to Term Sheet, dated February 7, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

          (d)(9) Amendment No. 2 to Term Sheet, dated February 21, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

          (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

                                   SIGNATURES
                                   ----------

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      PAMECO CORPORATION

                                      By: /s/ Dixon R. Walker
                                          ----------------------------

                                      Name:  Dixon R. Walker
                                      Title: President and CEO

                                      PAMECO ACQUISITION, INC.

                                      By: /s/ Angus C. Littlejohn, Jr.
                                          ----------------------------

                                      Name:  Angus C. Littlejohn, Jr.
                                      Title: President

                                      LITTLEJOHN FUND II, L.P.
                                      By: Littlejohn Associates II, L.L.C.,
                                          General Partner

                                      By: /s/ Angus C. Littlejohn, Jr.
                                          ----------------------------

                                      Name:  Angus C. Littlejohn, Jr.
                                      Title: Manager

                                      LITTLEJOHN ASSOCIATES II, L.L.C.

                                      By: /s/ Angus C. Littlejohn, Jr.
                                          ----------------------------

                                      Name:   Angus C. Littlejohn, Jr.
                                      Title:  Manager

                                      /s/ Angus C. Littlejohn, Jr.
                                      ----------------------------
                                      Angus C. Littlejohn, Jr.

                                      QUILVEST AMERICAN EQUITY LTD.

                                      By: /s/ Willem F. P. de Vogel
                                          -------------------------

                                      Name:   Willem F. P. de Vogel

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

                                        Title:  Attorney-in-Fact

Date: March 16, 2001

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

                                   SCHEDULE 1
                                   ----------
                                    ENTITIES

Name, Business, Address and                                     State of
 Business Telephone Number           Principal Business       Organization         Nature of Affiliation
---------------------------          ------------------       ------------         ---------------------
Pameco Corporation                   Distributor of           Delaware             Issuer
651 Corporate Circle                 heating,
Golden, Colorado                     ventilation, and
(303) 568-1200                       air conditioning
                                     systems and
                                     equipment and
                                     refrigeration
                                     products

Pameco Acquisition, Inc.             Nonsubstantive          Delaware             Under common control
c/o Littlejohn & Co., L.L.C.         transitory merger                            with the Issuer
115 East Putnam Avenue               vehicle
Greenwich, Connecticut 06830
(203) 522-3500

Littlejohn Fund II, L.P.             Private                 Delaware             Owns 80% of Pameco
c/o Littlejohn & Co., L.L.C.         investment                                   Acquisition
115 East Putnam Avenue               vehicle which
Greenwich, Connecticut 06830         invests in and
(203) 522-3500                       acquires
                                     businesses

Littlejohn Associates II,            Private                 Delaware             Littlejohn Fund II,
 L.L.C.                              investment                                   L.P.
c/o Littlejohn & Co., L.L.C.         vehicle which
115 East Putnam Avenue               invests in and
Greenwich, Connecticut 06830         acquires
(203) 522-3500                       businesses

Littlejohn & Co., L.L.C.             Private                 Delaware             Provides investment
115 East Putnam Avenue               investment                                   and management services to
Greenwich, Connecticut 06830         vehicle which                                Littlejohn Fund II, L.P.
(203) 522-3500                       invests in and
                                     acquires businesses


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

Name, Business, Address and                                     State of
 Business Telephone Number           Principal Business       Organization         Nature of Affiliation
---------------------------          ------------------       ------------         ---------------------
Quilvest American Equity Ltd.        Private equity          British Virgin       Owns 20% of Pameco
Craigmuir Chambers                   investment company      Islands              Acquisition
P.O. Box 71
Road Town
Tortola
British Virgin Islands
[TELEPHONE]*

Quilvest Overseas Ltd.               Private equity          British Virgin       Parent of Quilvest
Craigmuir Chambers                   investment company      Islands              American Equity Ltd.
P.O. Box 71
Road Town
Tortola
British Virgin Islands
[TELEPHONE]*

Quilvest S.A.                        Investment              Luxembourg           Parent of Quilvest
84 Grand-Rue                         holding company                              Overseas Ltd.
L-1660 Luxembourg
[TELEPHONE]*

* Information to be provided by amendment.

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

                                   SCHEDULE 2
                                   ----------
                                NATURAL PERSONS

                                                      Current Principal       Prior Material
                                                        Occupation or          Occupations,
                                                     Employment and Name        Positions,
Name and Address and of                                 and Principal           Officers or             Nature of
Occupation or Employment             Citizenship     Business of Employer       Employment             Affiliation
-------------------------           -------------    --------------------       ----------            -------------
Angus C. Littlejohn, Jr.            United States    Chairman and Chief          Partner at           Director of the
115 East Putnam Avenue                               Executive Officer           Joseph               Issuer and
Greenwich, Connecticut 06830                         of Littlejohn &             Littlejohn &         President,
                                                     Co., L.L.C. (8/96           Levy from 1988       Secretary,
                                                     to present)                 to August 1996       Treasurer and
                                                                                                      Director of
                                                                                                      Pameco Acquisition

Michael I. Klein                    United States    President of                Private Investor     Director of the
115 East Putnam Avenue                               Littlejohn & Co.,           and Director of      Issuer and Pameco
Greenwich, Connecticut 06830                         L.L.C. (8/96 to             S&S Industries,      Acquisition
                                                     present)                    Inc. from 1995
                                                                                 to August 1996

Harry E. Weyher, III                United States    Executive Vice              Chief Financial      Director of the
115 East Putnam Avenue                               President of                Officer of           Issuer
Greenwich, Connecticut 06830                         Littlejohn & Co.,           Gerald Metals,
                                                     L.L.C. (8/96 to             Inc. from 1990
                                                     present)                    to August 1996

Edmund J. Feeley                    United States    Managing Director           President and        Director of the
115 East Putnam Avenue                               of Littlejohn &             Chief Operating      Issuer and Pameco
Greenwich, Connecticut 06830                         Co., L.L.C. (11/98          Officer of Fleer     Acquisition
                                                     to present)                 Corporation from
                                                                                 March 1996 to
                                                                                 November 1998

Willem F. P. de Vogel               The              President of Three          Same for past        Director of the
 650 Madison Avenue             Netherlands          Cities Research,            five years           Issuer and Pameco

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


                                                      Current Principal       Prior Material
                                                        Occupation or          Occupations,
                                                     Employment and Name        Positions,
Name and Address and of                                 and Principal           Officers or             Nature of
Occupation or Employment             Citizenship     Business of Employer       Employment             Affiliation
-------------------------           -------------    --------------------       ----------            -------------
New York, New York  10022                            Inc. (1982 to                 *                  Acquisition
                                                     present)

Christian Baillet                   French           Board Member of               *              Director and President of
243, Blvd St. Germain                                Quilvest S.A.                                Quilvest; Director and
F-75007 Paris                                                                                     Treasurer of Quilvest
France                                                                                            Overseas Ltd.; Director
                                                                                                  of Quilvest S.A.

Kurt Sonderegger                    Swiss            Chief Operation               *              Director of Quilvest and
Birkenstrasse 18                                     Officer of Societe                           Quilvest Overseas Ltd.
CH-8302, Kloten                                      Internationale de
Switzerland                                          Finance, Zurich

Carlo Hoffmann                      Luxembourg       Secretary General             *              Secretary and Treasurer of
84, Grand-Rue                                        of Quilvest S.A.                             Quilvest; Director and Secretary
L-1660 Luxembourg                                                                                 of Quilvest Overseas Ltd.


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


                                                      Current Principal       Prior Material
                                                        Occupation or          Occupations,
                                                     Employment and Name        Positions,
Name and Address and of                                 and Principal           Officers or             Nature of
Occupation or Employment             Citizenship     Business of Employer       Employment             Affiliation
-------------------------           -------------    --------------------       ----------            -------------

Julio Nunez                         Argentine         Honorary President            *             Director and President of
69 Chester Square                                     of Quilvest S.A.                            Quilvest Overseas Ltd.
London SW 1
England

Peter Bemberg                       French                   *                      *             Director of Quilvest S.A.
Les Arcades du Lac,
Chemin de la Falaise, 29
1196 Gland, Switzerland

Charles de Montalembert             French                   *                      *             Director of Quilvest S.A.
82 Blvd. Arago
F-75013 Paris, France

Alvaro Sainz de Vicuna              Spanish                  *                      *             President of Quilvest S.A.
Calle Dr Fleming 3
8th Floor
Madrid 98036, Spain

Andre Elvinger                      Luxembourg               *                      *             Director of Quilvest S.A.
2, Place Winston Churchill
L-1340 Luxembourg

Louis James de Viel                 French                   *                      *             Director of Quilvest S.A.
25 bis rue de Constantine
F-75007 Paris, France

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


                                                      Current Principal       Prior Material
                                                        Occupation or          Occupations,
                                                     Employment and Name        Positions,
Name and Address and of                                 and Principal           Officers or             Nature of
Occupation or Employment             Citizenship     Business of Employer       Employment             Affiliation
-------------------------           -------------    --------------------       ----------            -------------
N. Peter Ruys                       American          Chief Executive              *              Director of Quilvest;
Utoquai 37                                            Officer of Societe                          Director of Quilvest
8008 Zurich                                           Internationale de                           Overseas Ltd.
Switzerland                                           Finance, Zurich

Jean-Louis Neuhaus                  Swiss             Chief Accounting             *              Director of Quilvest;
Oberrenggstr, 28                                      Officer of Societe                          Director of Quilvest
8135 Langnau am                                       Internationale de                           Overseas Ltd.
Albis ZH                                              Finance, Zurich
Switzerland

Serge de Ganay                      French                   *                     *              Director of Quilvest S.A.
75, rue de la Tour
F-75116 Paris

International                          *                                                          Director of Quilvest S.A.
Advisory Services
*
(Represented by:
Christian Baillet)


* Information to be provided by amendment.

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


                                 EXHIBIT INDEX
                                 -------------


Exhibit Number      Description
--------------      -----------

(a)(2) Preliminary proxy statement on Schedule 14A filed by Pameco with the Securities and Exchange Commission on March 16, 2001 (incorporated herein by reference to the Proxy Statement).

(c) Opinion of McDonald Investments, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 6, 2001, by and between Pameco Corporation and Pameco Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2) Certificate of Incorporation of Pameco Corporation, as amended (incorporated herein by reference to Pameco's Report on Form 8-K dated December 6, 2000, File No. 001-12837).

(d)(3) Securities Purchase Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

(d)(4) Shareholders Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., Quilvest American Equity Ltd. and Willem F.P. de Vogel (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

(d)(5) Registration Rights Agreement, dated as of February 18, 2000, by and among Pameco Corporation, Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Pameco's Report on Form 8-K dated February 18, 2000, File No. 001-12837).

(d)(6) Stockholders Agreement, dated as of March 6, 2001, by and among Pameco Acquisition, Inc., Littlejohn Fund II, L.P., and Quilvest American Equity Ltd. (incorporated herein by reference to Appendix B of the Proxy Statement).

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


(d)(7) Term Sheet, dated January 16, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

(d)(8) Amendment No. 1 to Term Sheet, dated February 7, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

(d)(9) Amendment No. 2 to Term Sheet, dated February 21, 2001, between Littlejohn Fund II, L.P., and Quilvest American Equity Ltd.

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

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